

REDFLEX
GROUP

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

1 April 2005



SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed** is the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)


REDFLEX
G R O U P

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

1 April 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed** is the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary
(Enclosures)

Schedule I

Document made public since the last submission on 29 March, 2005:

Date	Item	Description
31 March 2005	Company Announcement	Redflex Holdings establishes Level 1 ADR program



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Redflex Holdings establishes Level 1 ADR Program

31 March 2005. The directors of Redflex Holdings Limited are pleased to announce that the Level 1 American Depositary Receipt (ADR) program has been declared effective by the US Securities and Exchange Commission. The Bank of New York was appointed as the depositary bank for the ADR program.

A Level 1 ADR program facilitates the purchase of Redflex Holdings Limited shares by US investors.

Under the program one ADR is equivalent to eight ordinary shares of Redflex Holdings Limited. The ADRs trade in the USA over-the-counter (OTC) market in US dollars under the symbol RFLXY (CUSIP number 757370101).

This initiative is a logical extension of the Company's focus on its primary USA market and an appropriate means to leverage the increasing awareness of the Redflex business model in the USA with investors.

ADR trading information may be found on the Bank of New York's ADR website www.adrbny.com or at www.otcbb.com.

About ADRs
ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary receipts may trade freely, just like any other security, in the over-the-counter (OTC) market.

About Redflex
Redflex Holdings is an international company listed on the Australian Stock Exchange, with two operating divisions, Traffic and Communications. The primary focus of the Traffic business is on the growth opportunities in the USA traffic market for its total photo enforcement solutions and the build-own-operate business model. This model produces increasing high quality revenue streams from a broad geographical spread of contracts which are typically for five years with optional extension years. Redflex has contracts with 60 cities and towns across 12 states in the USA for photo enforcement. The Communications business provides complex voice and data communications systems for government and defence applications.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712